Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino: +39 06598.21 www.eni.com

MASSIMO MONDAZZI
CHIEF FINANCIAL AND RISK MANAGEMENT OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/AMBIL/117/2014/P	September 23, 2014

United States Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Attention: Brad Skinner Senior Assistant Chief Accountant

Re:	Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 10, 2014
File No. 001-14090

Dear Mr. Skinner:

Thank you for your letter, dated September 11, 2014, setting forth comments from the Staff of the Commission on Eni’s annual report on Form 20-F for the year ended December 31, 2013 (the "Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Exploration and Production, page 33

Summary of Proved Oil and Gas Reserves, page 36

1.	We note that your year-end 2013 equity-accounted proved reserves are 95% undeveloped. Please explain the circumstances leading to this status. Tell us the development progress during the year as well as the capital you expended in 2013, the sunk capital to date and the

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estimated remaining required capital. Include the date of first booking for these reserves.

Response

Eni respectfully submits that all material information regarding our proved undeveloped reserves (PUDs) is included in our Form 20-F. The Form 20-F discloses that PUDs of equity-accounted entities are mainly located in the geographic area "Americas" – see the proved reserves tabular disclosures on page 36 and on pages 37-38 where the break-down by product (liquids and gas) is also provided. All our equity accounted entities in the "Americas" region are operating in Venezuela (see page F-125).

On page 60 of the filing we provided full disclosure regarding the status of our development activities in Venezuela.

Our current development activities in Venezuela relate to the Perla gas project, where a production start-up is forecast in 2015, and the Junin 5 oil project in the Orinoco Oil Belt, where the start-up of the early production phase occurred in 2013. We are progressing in all the planned development activities and in the next years the PUDs outstanding at 2013 year-end will be progressively converted to proved developed reserves.

The Junin field proved reserves were first booked in 2010, while the Perla field first booking occurred in 2011.

As reflected on page F-130, the development costs incurred in fiscal year 2013 to develop the Venezuelan projects amounted to euro 318 million; while the net capitalized costs at 2013 year-end amounted to euro 665 million (as reflected on page F-129).

We expect to incur additional euro 2.3 billion to complete the development of those projects in Venezuela as disclosed on page F-139.

Proved Undeveloped Reserves, page 39

2.	You disclose (pages 37-38) total PUD reserves of 3650 MMBOE and 3108 MMBOE for years-end 2012 and 2013, respectively. You state that your year-end 2012 PUD reserves were reduced by 542 MMBOE (disposal/revisions) and 337 MMBOE (conversion to proved developed status). It appears that the figures for this result are

3650-542-337=2771 MMBOE instead of the 3108 MMBOE PUD figure you have disclosed. Please explain this apparent inconsistency and expand this disclosure to identify all items that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5. See also Item 1203(b) of Regulation S-K.

Response

The 542 MMBOE figure we disclose on page 40 is indeed the net decrease in the amount of PUDs as at December 31, 2013 compared to December 31, 2012 (3,108-3,650 = -542 MMBOE). This net reduction resulted from: i) the disposal of our interest in certain assets in Russia; ii) the conversion of 337 MMBOE of PUDs to proved developed status; iii) the additions of PUDs associated to contractual and technical revisions (including new projects approvals).

The material changes that impacted our PUDs in 2013 were the same as in the discussion about the material changes in the Company’s total proved reserves for the year 2013 on pages 38-39.

In addition we disclosed on page 40 the following:

"The main conversions to proved developed reserves related to the following fields/projects: Kashagan (Kazakhstan), CAFC-MLE and Block 208 (Algeria), Jasmine (United Kingdom) and Zubair (Iraq)."

Oil and Gas Production, Production Prices and Production Costs, page 40

3.	The information you have provided regarding production volumes appears to be presented based on average daily production. Revise your disclosure to present this information based on annual production volumes. See Item 1204(a) of Regulation S-K.

Response

Production information is presented on an average daily basis to improve comparability with other major oil and gas companies that adopt the same approach. Furthermore, we respectfully observe that in the text on page 41 we provided the production information based on annual production volumes with the break-down by products, as follows:

"Oil and gas production sold amounted to 555.3 MMBOE. The 35.7 MMBOE difference over production (591 MMBOE) reflected mainly volumes of natural gas consumed in operations (30 MMBOE). Approximately 60% of liquids production sold (299.5 MMBBL) was destined to Eni’s Refining & Marketing Division (of which 25% was processed in Eni’s refineries). About 27% of natural gas production sold (1,405 BCF) was destined to Eni’s Gas & Power Division."

In response to the Staff’s comment, in future filings we will add further information on annual volumes to the discussion based on daily averages.

***

We are available to discuss the foregoing with you at your convenience.
If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Title: Chief Financial and Risk Management Officer